UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

First Ottawa Bancshares, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

335876108

(CUSIP Number)

September 21, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 335876108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Erika L. Schmidt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ottawa, Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 50,714

	6.	Shared Voting Power

	7.	Sole Dispositive Power 50,714

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,714

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.

Type of Reporting Person (See Instructions)
IN

Explanatory Note:  This report on Schedule 13G is being filed by a reporting person who qualifies as a “passive investor” under Rule 13d-1(c).  The reporting person formerly filed a Schedule 13D to report ownership interests, but there has been a change in status such that the reporting person is now a passive investor.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lura Enterprises, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Ottawa, Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 48,214

	6.	Shared Voting Power

	7.	Sole Dispositive Power 48,214

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,214

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.4%

12.	Type of Reporting Person (See Instructions) 00

Item 1.
	(a)	Name of Issuer First Ottawa Bancshares, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 701-705 LaSalle Street Ottawa, Illinois 61350

Item 2.
	(a)	Name of Person Filing (a) Erika L. Schmidt (b) Lura Enterprises, LLC
(b)

Address of Principal Business Office or, if none, Residence
(a)           Erika L. Schmidt, c/o First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350
(b)           Lura Enterprises, LLC, c/o First Ottawa Bancshares, Inc., 701-705 LaSalle Street, Ottawa, Illinois 61350

	(c)	Citizenship (a) Erika Schmidt is a citizen of the United States of America. (b) Lura Enterprises, LLC was organized in the State of Delaware.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 335876108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Erika Schmidt beneficially owns shares of Common Stock of First Ottawa Bancshares, representing 7.8% of the outstanding Common Stock.  The shares of Common Stock owned beneficially by Ms. Schmidt include: (i) 2,500 shares held by The Schmidt Family Trust, of which Ms. Schmidt is the trustee; and (ii) 48,214 shares held by Lura Enterprises, LLC, of which Ms. Schmidt is the managing member.

(b) Percent of class: 7.8%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 50,714
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of 50,714
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2005

/s/ Erika L. Schmidt
Erika L. Schmidt

Lura Enterprises, LLC

	By:	/s/ Erika L. Schmidt
Erika L. Schmidt
Managing Member